UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission file number: 001-39721

NEOGAMES S.A.
(Translation of registrant’s name into English)

63-65, Rue De Merl
L-2146 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On January 11, 2023, NeoGames S.A (NASDAQ: NGMS) issued a press release titled "NeoGames hereby announces that the cash purchase price has now been paid in full, in accordance with the terms and conditions set out in the Offer Announcement, to all shareholders of Aspire Global who elected the Conditional Alternative in the Offer".

A copy of this press release is attached to this form 6-K as exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated January 11, 2023, titled " Additional purchase price paid regarding certain acceptances of NeoGames S.A.’s public offer to the shareholders of Aspire Global plc”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOGAMES S.A.

By:	/s/ Moti Malul
Name: Moti Malul
Title: Chief Executive Officer

Date: January 11, 2023
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